

February 5, 2025

Charles A. Williams
Chief Executive Officer
Northpointe Bancshares, Inc.
3333 Deposit Drive Northeast
Grand Rapids, MI 49546

> **Re: Northpointe Bancshares, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 3, 2025**
> **File No. 333-284419**

Dear Charles A. Williams:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our February 3, 2025 letter.

Amendment No. 1 to Registration Statement on Form S-1

Noninterest income, page 67

1. We note the materiality of "Loan serving fees" and "Net gain on sale of loans held for sale" and the nature of activities presented in these line items as disclosed on page F-8 and discussed on page 68. Please revise to provide a tabular disclosure, for each period presented, that details each material activity and related gain or loss presented in these line items.

Revenue Recognition, page F-8

2. We note your response to prior comment 5 and your disclosure on page F-8 that "Loan servicing income" includes the fair value of originated MSRs related to loans sold. It appears that you recognized related gains of approximately $5 million in 2023

and $42 million in 2022 based on disclosure on pages F-27 and 68. Please tell us how you considered the guidance in ASC 860 including the implementation guidance in ASC 860-20-55-90 and ASC 860-50-55-22 which appears to indicate that the gain on sale should consider the servicing assets recognized at the date of sale. Alternatively, for all periods presented, please reclassify to present these gains in the "Net gain on sale of loans held for sale" line item.

3. We note your disclosure on page F-8 that "an estimate of the net gain on sale of loans, net is recognized at the time an IRLC is issued" which appears to be presented in "Net gain on sale of loans held for sale." Please tell us the frequency that you issue IRLCs related to loans held for sale. Additionally, please tell us if the estimate of the net gain on sale of loans reflects the estimated fair value related to servicing. If not, please tell us how you considered the guidance in SAB 109. If so, please clarify for us why such a substantial gain related to the recognition of the MSR is recognized in "Loan servicing income" if an estimate of the net gain is recognized when you issue IRLCs in "Net gain on sale of loans held for sale." Please revise your disclosure as needed.

Please contact Mengyao Lu at 202-551-3471 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-3491 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: David Park